7/15

06016661

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Golden Hope Mines Ltd

*CURRENT ADDRESS

PROCESSED
SEP 1 1 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03023 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 9/8/06

File Number: ~~82-4991~~

082-03023

AR/S
12-31-05

GOLDEN HOPE MINES LIMITED

Financial Statements
(An Exploration Stage Company)

December 31, 2005 and 2004

Golden Hope Mines Limited
(An Exploration Stage Company)
Financial Statements
Index

AUDITORS' REPORT

To the Shareholders of
Golden Hope Mines Limited

We have audited the balance sheets of Golden Hope Mines Limited (an exploration stage company) as at December 31, 2005 and the statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2004 and for the year then ended were audited by other Chartered Accountants who expressed an opinion without reservation on these financial statements.

"Signed"

Markham, Ontario
April 29, 2006

Harris & Partners, LLP
Chartered Accountants

Golden Hope Mines Limited
(An Exploration Stage Company)
Balance Sheets
As at December 31, 2005 and 2004

	2005	2004
ASSETS		
Current		
Cash	$ 3,343	$ 208
Accounts receivable	3,660	9,633
Prepaid expenses and sundry assets	11,794	-
	18,797	9,841
Mining claims and deferred exploration expenditures (Note 2)	7,303,403	7,124,867
	$ 7,322,200	$ 7,134,708
LIABILITIES		
Current		
Accounts payable and accrued liabilities (Note 3)	$ 727,218	$ 676,492
Advances from related parties (Note 4)	240,101	209,931
	967,319	886,423
Future income taxes (Note 7)	791,000	797,000
	1,758,319	1,683,423
SHAREHOLDERS' EQUITY		
Share capital (Note 5)	9,857,321	9,679,236
Share subscription (Note 5)	5,000	-
Contributed surplus (Note 5)	51,019	48,103
Deficit	(4,349,459)	(4,276,054)
	5,563,881	5,451,285
	$ 7,322,200	$ 7,134,708

Approved by the Board

Director "T.H. Polisok" Director "Peter H. Smith"

See accompanying notes

Golden Hope Mines Limited
(An Exploration Stage Company)
Statements of Deficit
For the Year Ended December 31, 2005 and 2004

	2005	2004
Deficit, beginning of year, as previously reported	$ (4,276,054)	$ (3,336,924)
Adjustment for future income tax liability (Note 6)	-	(797,000)
As restated	(4,276,054)	(4,133,924)
Net loss	(73,405)	(142,130)
Deficit, end of year	$ (4,349,459)	$ (4,276,054)

See accompanying notes

Golden Hope Mines Limited
(An Exploration Stage Company)
Statements of Operations
For the Year Ended December 31, 2005 and 2004

	2005	2004
Income	$ -	$ -
Expenses		
Operating expenses	62,905	74,420
Shareholder information	32,500	49,710
Management fees	18,000	18,000
Loss before income taxes	(113,405)	(142,130)
Income tax recovery (Note 7)	(40,000)	-
Net loss	$ (73,405)	$ (142,130)
Net loss per share (Note 8)	$ (0.01)	$ (0.01)
Fully diluted loss per share (Note 8)	$ (0.01)	$ (0.01)

See accompanying notes

Golden Hope Mines Limited
(An Exploration Stage Company)
Statements of Cash Flows
For the Year Ended December 31, 2005 and 2004

	2005	2004
Cash provided by (used in):		
Operating activities		
Net loss	$ (73,405)	$ (142,130)
Future income taxes	(40,000)	-
	(113,405)	(142,130)
Changes in non-cash components of working capital		
Accounts receivable	5,973	(8,099)
Prepaid expenses and sundry assets	(11,794)	-
Accounts payable and accrued liabilities	50,727	94,377
	(68,499)	(55,852)
Investment activities		
Mining claims and deferred exploration expenditures	(178,536)	(185,979)
Financing activities		
Advances from related parties	30,170	56,750
Issuance of common shares	220,000	185,000
	250,170	241,750
Increase (decrease) in cash	3,135	(81)
Cash, beginning of year	208	289
Cash, end of year	$ 3,343	$ 208
Supplementary information:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

See accompanying notes

Golden Hope Mines Limited
Notes to Financial Statements
For the Year Ended December 31, 2005 and 2004

1. **Summary of significant accounting policies**

Nature of operations

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development, future profitable production and the support of the Company's trade creditors.

The financial statements do not give effect to any adjustments to the amount of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the ordinary course of business.

Mining claims

Mining claims are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenditures relating to mining claims are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of claims abandoned or sold and the deferred exploration costs relating to claims abandoned or sold are charged to operations in the current year.

If, in the opinion of management, the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and, accordingly, the carrying values will be written down to a nominal carrying value

Administrative expenses

Administrative expenses are charged to operations in the year incurred.

Use of estimates

The preparation of the corporation's financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

1. **Summary of significant accounting policies** (cont'd)

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Stock based compensation

The Company accounts fro stock-based compensation in accordance with CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". This standard requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting.

Flow-through shares

The Company will from time to time issue flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital will be reduced and a future tax liability will be recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the renunciations are made.

Earnings per share

Basic income per share is computed using the weighted average number of common shares outstanding during the year. Diluted income per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

2. **Mining claims and deferred exploration expenditures**

	Opening	Additions	Reductions	Closing
Bellechasse, Panet and Ware Townships, Quebec				
Acquisition	$ 654,353	$ -	$ -	$ 654,353
Exploration	6,460,335	188,715	-	6,649,050
	7,114,688	188,715	-	7,303,403
Clarence Stream and Otish Mountain				
Acquisition	5,408	-	(5,408)	-
Exploration	4,770	-	(4,770)	-
	10,178	-	(10,178)	-
	$ 7,124,866	$ 188,715	$ (10,178)	$ 7,303,403

See accompanying notes

Golden Hope Mines Limited
Notes to Financial Statements
For the Year Ended December 31, 2005 and 2004

2. Mining claims and deferred exploration expenditures (cont'd)

Bellechasse, Panet and Ware Townships Property

The Company holds a block of contiguous claims subject only to a 10% net profits royalty. The claims were acquired from Gold Belt Mining Ltd. (see Note 5).

Pursuant to an agreement dated August 13, 1990, as amended, the Company acquired an option to earn a 100% interest in 4 claims for $400,000, subject only to a 5% net profits royalty on net profits in excess of $250,000.

The Company entered into an agreement dated May 21, 2003 with Osisko Exploration Ltd. ("Osisko") whereby Osisko can earn a 50% interest in the property by incurring $3,500,000 in exploration on the property over a 3½ year period commencing May 22, 2003.

The agreement was terminated July 30, 2004 due to the failure of Osisko to fulfill both its financial and technical commitments under the terms of the agreement. Osisko did not earn any interest in the property.

Clarence Stream and Otish Mountain
The Company had the following claims

50% interest in 46 claims in the Clarence Stream area, New Brunswick.
32 units in Otish Mountain area of Northern Quebec, acquired by staking

These claims were abandoned during the year, amounts incurred were written off.

3. Accounts payable and accrued liabilities

Included in accounts payable is an accrual for a judgement rendered on December 2, 2004 against the company in the amount of $79,833. At December 31, 2005, this amount is still outstanding and bears interest plus costs.

4. Related party transactions

The Company was charged management fees in the amount of $18,000 (2004 - $18,000) from 154327 Canada Inc., a company related by virtue of common management

Gold Belt Mining Ltd., a company that is associated with a director of the Company, was the optionor of the mining claims as described in Note 2.

During the year, the President of the Company was entitled to reimbursement of expenses of $12,170 (2004 - $38,750) for executive office services.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

4. **Related party transactions** (cont'd)

Advances from related parties	2005	2004
Advances from the President	$ 150,101	$ 137,931
Advances from 154327 Canada Inc.	90,000	72,000
	$ 240,101	$ 209,931

These amounts are non-interest bearing and have no specific terms of repayment.

5. **Share capital**

Common shares

Shares authorized and issued
Authorized
Unlimited Common shares

	Number of shares	Amount
Balance, December 31, 2003	22,201,829	$ 9,502,189
Common shares issued for cash	1,000,000	103,900
Issued on exercise of warrants	650,000	73,148
Balance, December 31, 2004	23,851,829	9,679,237
Common shares issued for cash	1,850,000	185,000
Issued on exercise of options	300,000	30,000
Reduction for future income tax liability	-	(34,000)
Reallocation from contributed surplus on exercise of options	-	2,647
Fair value of purchase warrants	-	(5,563)
Balance, December 31, 2005	26,001,829	$ 9,857,321

In 2005, 950,000 common shares, were issued for a cash consideration of $95,000 together with warrants to acquire 1,000,000 common shares at $0.15 per share expiring August 2007.

In July 2005, a non brokered private placement consisting of 900,000 flow-through common shares were issued at a price of $0.10 per share for cash consideration of $90,000.

In May 2005, 300,000 common shares were issued on the exercise of options for cash consideration of $30,000.

During 2004, the company completed a private placement for 1,000,000 common shares for cash consideration of $103,900 and warrants to acquire 1,000,000 common shares at $0.20 per share expiring November 11, 2005.

During 2004, 650,000 common shares were issued on the exercise of 650,000 purchase warrants.

5. **Common shares** (cont'd)

Contributed surplus

		2005		2004
Balance, beginning of year	$	48,103	$	40,151
Fair value of stock based compensation		-		7,952
Purchase warrants issued with private placement		5,563		-
Reallocation to share capital on exercise of options		(2,647)		-
Balance, end of year	$	51,019	$	48,103

Share subscription

During 2005, $5,000 was received for a subscription for 50,000 common shares to be issued after year end.

Warrants issued and outstanding

	Number of warrants
Balance, December 31, 2003	2,000,000
Issued for cash	1,000,000
Exercised	(650,000)
Balance, December 31, 2004	2,350,000
Issued for cash	1,000,000
Expired unexercised	(2,350,000)
Balance, December 31, 2005	1,000,000

In accordance with the Company's stock based compensation policy, the fair value of the 1,000,000 purchase warrants granted during the year ended December 31, 2005, was $5,563 based on the date of grant using the Black-Scholes option pricing model with the following assumptions: average risk-free rate of 4%, average expected life of 2 years, expected volatility of 15% and no expected dividends.

6. **Prior period adjustment**

During the year ended December 31, 2005, the Company discovered that it had not been calculating its future income tax obligation, as required under Canadian generally accepted accounting principles. This adjustment has been recorded on a retroactive basis with restatement of the comparative financial statements. The restatement has resulted in increasing the future income tax liability and deficit as at December 31, 2003 by $797,000, all as compared to amounts previously reported.

7. Income taxes

A reconciliation comparing income taxes calculated at the statutory rates to the amount provided in the accompanying financial statements is as follows:

	2005	2004
Combined federal and provincial income tax rates	38.4%	40.0%
Expected income tax recovery at statutory rates	$ (44,000)	$ (57,000)
Non-deductible items	4,000	-
Tax benefit not recognized	-	57,000
Future income tax recovery	$ (40,000)	$ -

The tax effect of significant temporary differences representing future tax liability is as follows:

Future income tax assets	2005	2004
Renounced expenditures	$ 1,098,000	$ 1,064,000
Operating loss carry forwards	(307,000)	(267,000)
	$ 791,000	$ 797,000

As at December 31, 2005, the Company has losses carried forward which are deductible from future income for tax purposes and the losses expire as follows:

2007	$ 27,000
2008	148,000
2009	99,000
2010	196,000
2014	142,000
2015	103,000
	$ 715,000

As at December 31, 2005, the Company had exploration and development expenses totaling $4,444,000 available to reduce future year's taxation income.

8. Basic and diluted earnings per share

The weighted-average number of common shares outstanding during the year was 24,476,829 (2004 - 23,026,829).

9. Stock based compensation

During the current year, 550,000 stock options were cancelled by the company.

A summary of the status of the Company's employee stock option plan as of December 31, 2005 and 2004 and changes during the years then ended are as follows:

	Number of options	2005 Weighted Average Exercise Price	Number of options	2004 Weighted Average Exercise Price
Outstanding, beginning of year	1,709,000	$ 0.18	1,709,000	$ 0.18
Exercised during the year	(300,000)	(0.10)	-	-
Cancelled during year	(550,000)	(0.19)	-	-
Outstanding, end of year	859,000	$ 0.19	1,709,000	$ 0.18

At December 31, 2005, the following employee stock options were outstanding:

Options	Price	Expiry
400,000	$ 0.20	June 2, 2007
29,000	0.10	January 22, 2008
200,000	0.15	February 22, 2008
44,000	0.20	June 15, 2009
50,000	0.20	July 6, 2009
32,000	0.20	April 4, 2010
104,000	0.25	May 19, 2010

10. Financial instruments

Canadian generally accepted accounting principles require that the company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instruments. These estimates are subjective to nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Fair value

The carrying amounts for cash, accounts receivable, accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited term of these instruments.

The Company's financial instruments include cash, GST receivable, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from these financial instruments.

11. Segmented information

The Company's operations comprise a single reporting operating segment engaged in the exploration of mineral resources. As operations comprise a single reporting segment amounts disclosed in the financial statements for revenue, and loss for the year also represent segment amounts.

12. Subsequent events

On February 24, 2006, 1,750,000 stock options were issued by the company. These options have an exercise price of $0.15 and expire on February 24, 2009.

On March 3, 2006, the company negotiated a settlement of debt with various creditors. The agreement provided for the settlement of $287,297 of debt by issuing 1,149,190 common shares at a deemed price of $0.25 per share, of which 958,970 common shares will be issued to non-arm's length parties to settle $239,742 of debt. The agreement is subject to regulatory approval.

13. Comparative figures

The prior year's figures were reported on by other Chartered Accountants.